Company Contact:

N. Paul Brost

Chief Financial Officer

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION REPORTS FINANCIAL RESULTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2016

Herndon, VA***February 13, 2017***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its third fiscal quarter ended December 31, 2016.

Revenues for the three months ended December 31, 2016 increased by $9.1 million or 27.2% to $42.7 million as compared with $33.5 million for the three months ended December 31, 2015. Gross profit for the three months ended December 31, 2016 was $4.7 million (11.0% of revenues) compared with $3.4 million (10.1% of revenues) for the three months ended December 31, 2015. Operating loss for the three months ended December 31, 2016 was $0.4 million (0.8% of revenues) compared with an operating loss of $1.0 million (3.0% of revenues) for the three months ended December 31, 2015. Net loss for the three months ended December 31, 2016 was $0.2 million, or $0.02 per basic and diluted share outstanding, compared with a net loss of $0.7 million, or $0.07 per basic and diluted share outstanding for the three months ended December 31, 2015.

Revenues for the nine months ended December 31, 2016 increased by $19.8 million or 19.4% to $121.4 million as compared with $101.7 million for the nine months ended December 31, 2015. Gross profit for the nine months ended December 31, 2016 was $14.4 million (11.9% of revenues) compared with $12.8 million (12.6% of revenues) for the nine months ended December 31, 2015. Operating income for the nine months ended December 31, 2016 was $1.0 million (0.8% of revenues) compared with operating loss of $2.1 million (2.1% of revenues) for the nine months ended December 31, 2015. Net income for the nine months ended December 31, 2016 was $0.4 million, or $0.04 per basic and diluted share outstanding, compared with a net loss of $1.3 million, or $0.13 per basic and diluted share outstanding for the nine months ended December 31, 2015.

The increases in revenues for the three and nine months ended December 31, 2016, as compared with the corresponding periods of the prior year were primarily driven by the commencement of work under the contracts with the U.S. Postal Service (“USPS”) in June 2016 and under a new multi-state security services contract with a large online retailer in April 2016. In addition, revenues from a major transportation company, New York based healthcare facilities, and financial institutions increased. These increases were partly offset by reductions in revenues from temporary airport construction related services, residential and retail customers and California based technology companies.

The increase in gross profits for the three months ended December 31, 2016, as compared with the corresponding period of the prior year was primarily the result of a $1.0 million reduction in workers’ compensation expense and the commencement of work on the above-mentioned new contracts with the USPS and the large online retailer. In addition, gross profits increased as a result of the increased revenues from certain New York based healthcare facilities, equipment sales and financial institutions. These increases were partly offset by increasing labor costs in certain markets, the effect of reductions in temporary airport construction related security services, various residential and retail customers, and California based technology companies.

The increase in gross profits for the nine months ended December 31, 2016, as compared with the corresponding period of the prior year was the result of a $0.6 million reduction in workers’ compensation expense and the commencement of work on the above-mentioned new contracts with the USPS and the large online retailer. In addition, gross profits increased from New York based healthcare facilities, equipment sales, and financial institutions. These increases were partly offset by reductions in temporary airport construction related security services, various residential and retail customers and California based technology companies.

While revenues increased over 27% for the three months ended December 31, 2016, general and administrative expenses increased by $0.7 million, or 15.3%, to $5.0 million (11.7% of revenues) as compared to the corresponding period of the prior year. The increase in general and administrative expenses was driven primarily by higher legal expenses and labor settlement costs while we were otherwise able to leverage our existing cost structure with relatively small increases in employee compensation and benefit costs, information technology and communications costs incurred in support of the increased revenues.

Similarly, while revenues increased over 19% for the nine months ended December 31, 2016, general and administrative expenses decreased by $0.9 million, or 6.6%, to $13.5 million (11.1% of revenues) as compared to the corresponding period of the prior year. The decrease in general and administrative expenses was driven primarily by lower legal expenses and labor settlement costs, consulting fees and depreciation and amortization. As noted above, these decreases were partly offset by higher employee compensation and benefit costs, information technology and communication costs in support of the increased revenues.

The decrease in net loss for the three months ended December 31, 2016, as compared with the corresponding period of the prior year was due mainly to the increases in gross profits mentioned above including the reduction in worker’s compensation expense, the increases in new business and an increase in equity earnings from our minority investment in Ocean Protection Services (OPS), partly offset by the above-mentioned increase in legal expenses, settlement related costs and certain other costs incurred in support of new revenue growth.

The increase in net income for the nine months ended December 31, 2016, as compared with the corresponding period of the prior year was due mainly to the increase in operating income as noted above, including the reduction in workers’ compensation expense and legal and labor settlement related costs, partly offset by the increase in certain general and administrative costs incurred in support of new revenue growth and a reduction in equity from our minority investment in OPS.

Craig P. Coy, Chief Executive Officer of Command Security, said, “The events of this fiscal year and in particular, this past quarter have demonstrated the transition underway in our industry and with our Company. Industry consolidation has accelerated over the past year which has impacted our company both directly and indirectly. There are fewer national competitors which has opened new opportunities for us while the very large security companies focus their efforts on integration and assimilation challenges.

“Since the start of the fiscal year, we have added over 1,000 new employees performing over 30,000 hours of work per week on the above-mentioned two new contracts added earlier in the fiscal year. The revenue growth from these two new contracts alone represents an approximate 30% increase in total annual revenues. The commitment by management and our entire workforce throughout the transition and start-up phases of these projects was significant and we remain very well positioned to leverage these wins into additional opportunities for growth. With the addition of these larger contracts, we have also worked to reduce significant transition costs and leverage our existing cost structure as we implement an energetic management philosophy working closely with our major customers.

“With the election behind us, we have also started to see the beginnings of activity under the TSA Indefinite Delivery Indefinite Quantity (IDIQ) Airport Security Screening Services Contract. In addition, earlier this month, we were awarded a new small federal contract to provide armed security services in the New England area. Although relatively small, this is an important strategic step from which we expect further opportunities to develop. The growth realized over the past several months is indicative of the types of opportunities we will continue to pursue aggressively. With our growing national footprint and increasing revenues, we believe we are well positioned to compete in a nimble and focused approach and further leverage our existing cost structure.

“Over the past several months, we have continued to address and work to resolve longstanding legal and structural challenges which have impacted our general and administrative expenses during this period. As we disentangle ourselves from these issues and compete for larger opportunities, we believe there are positive winds at our back while recognizing the highly competitive environment in which we operate.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value,” we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2016, and the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2016, each of which has been filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

Income Statement Highlights	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	(Unaudited)		(Unaudited)
	2016	2015	2016	2015

Revenues	$42,672,114	$33,541,493	$121,414,727	$101,652,360
Gross profit	4,705,834	3,387,310	14,414,956	12,765,899
General and administrative	4,981,889	4,321,435	13,465,209	14,411,542
Operating income (loss)	(354,514)	(1,018,920)	979,201	(2,102,967)
Equity earnings (loss) in minority investment of unconsolidated affiliate	73,000	(24,304)	(57,000)	112,000
Provision for (benefit from) income taxes	(152,000)	(418,000)	313,000	(810,000)
Net income (loss)	$(207,574)	$(672,287)	$390,370	$(1,301,204)
Net income (loss) per common share:
Basic	$(0.02)	$(0.07)	$0.04	$(0.13)
Diluted	$(0.02)	$(0.07)	$0.04	$(0.13)
Weighted average number of common shares outstanding:
Basic	9,842,686	9,792,618	9,817,097	9,764,564
Diluted	9,842,686	9,792,618	10,208,632	9,764,564

COMMAND SECURITY CORPORATION

CONDENSED BALANCE SHEETS

Balance Sheet Highlights	December 31, 2016	March 31, 2016
	(Unaudited)	(Audited)
Cash	$1,271,167	$1,486,854
Accounts receivable	30,571,326	21,890,623
Total current assets	37,334,847	27,415,406
Total assets	45,495,541	36,145,862
Short-term debt	15,656,809	7,011,743
Total current liabilities	26,359,930	16,750,690
Total liabilities	26,904,472	18,063,152
Stockholders’ equity	18,591,069	18,082,710
Total liabilities and stockholders’ equity	45,495,541	36,145,862